Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-108533

$1,000,000,000

5-YEAR GLOBAL FIXED RATE NOTES

Terms and Conditions:

Issuer:	GMAC LLC

Ratings:	Ba1 / BB+ / BB + (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	May 10, 2007

Settlement Date:	May 15, 2007 (T+3 days)

Maturity:	May 15, 2012

Par Amount:	$1,000,000,000

Benchmark Treasury:	U.S. Treasury 4.50% due April 15, 2012

Benchmark Treasury Yield:	4.546%

Spread to Benchmark:	T+217

Coupon:	6.625%

Re-Offer Yield:	6.716%

Gross Fees:	0.425%

All-in Cost:	6.818%

Public Offering Price:	99.619%

Net Proceeds to GMAC	$991,940,000.00

Day Count Convention:	30/360, Unadjusted Modified Following

Coupon Payment Dates:

Semi-Annually on the 15th of May and November until maturity. If an interest payment date for the notes falls on a day that is not a business day, the interest payment shall be postponed to the next succeeding business day, and no interest on such payment shall accrue for the period from and after such interest payment date.

First Coupon:	November 15th, 2007

Minimum Denominations/Multiples:	$2,000 / multiples of $1,000 in excess thereof

CUSIP:	36186C AH6

ISIN:	US36186CAH60

Joint Bookrunners:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

Co-Managers:	Calyon Securities (USA) Inc. Commerzbank Capital Markets Corp. Fortis Securities LLC UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States Barclays Capital Inc. 888-227-2275, EXT 2663, Citigroup Global Markets Inc. at 1-877-858-5407, Credit Suisse Securities (USA) LLC at 1-800-221-1037 or Deutsche Bank Securities Inc. at 1-800-503-4611.